SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 'Annual Information Update'

Company name:                        Aviva plc

Company number:                     2468686

Annual Information Update for the 12 months up to and including 24 March 2011.

1.
 In accordance with the UK Listing Authority's Prospectus Rule 5.2, the following information has been published or made available to the public between 25 March 2010 and 24 March 2011 (inclusive). The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

The following regulatory announcements have been made via a Regulatory Information Service. Details of all regulatory announcements for Aviva plc can be found on the London Stock Exchange website www.londonstockexchange.com.

Date Published	Headline
25-Mar-10	Rule 8.3 - CARE UK
25-Mar-10	Rule 8.3 - VT GROUP
26-Mar-10	Rule 8.3 - CARE UK
29-Mar-10	Rule 8.3 - ARRIVA
29-Mar-10	Rule 8.3 - BABCOCK INTERNATIONAL
30-Mar-10	Rule 8.3 - ARRIVA
31-Mar-10	Rule 8.3 - CARE UK
06-Apr-10	Rule 8.3 - ARRIVA
06-Apr-10	Rule 8.3 - BABCOCK INTERNATIONAL
06-Apr-10	Rule 8.3 - VT GROUP
07-Apr-10	Rule 8.3 - ARRIVA
07-Apr-10	Rule 8.3 - VT GROUP
08-Apr-10	Rule 8.3 - ARRIVA
08-Apr-10	Rule 8.3 - VT GROUP
13-Apr-10	Rule 8.3 - BABCOCK INTERNATIONAL
13-Apr -10	ANNUAL INFORMATION UPDATE
15-Apr-10	Rule 8.3 - SHED MEDIA PLC
19-Apr-10	Rule 8.3 - ARK THERAPEUTICS
21-Apr-10	Rule 8.3 - BABCOCK INTERNATIONAL
21-Apr-10	Rule 8.3 - VT GROUP
26-Apr-10	DIRECTOR/PDMR SHAREHOLDING
27-Apr-10	Rule 8.3 - BABCOCK INTERNATIONAL
27-Apr-10	Rule 8.3 - VT GROUP
06-May-10	Rule 8.3 - BABCOCK INTERNATIONAL
06-May-10	Rule 8.3 - VT GROUP
10-May-10	Rule 8.3 - VT GROUP
11-May-10	Rule 8.3 - VT GROUP
11-May-10	DIRECTOR/PDMR SHAREHOLDING
13-May-10	Rule 8.3 - BABCOCK INTERNATIONAL
17-May-10	Rule 8.3 - KEWILL PLC
17/May-10	DIRECTOR/PDMR SHAREHOLDING
17/May-10	DIRECTOR/PDMR SHAREHOLDING
17-May-10	DIRECTOR/PDMR SHAREHOLDING
17-May-10	DIRECTOR/PDMR SHAREHOLDING
19-May-10	Rule 8.3 - MELORIO PLC
19/May-10	DIRECTOR/PDMR SHAREHOLDING
19-May 10	DIRECTOR/PDMR SHAREHOLDING
21-May-10	Rule 8.3 - BABCOCK INTERNATIONAL
25-May-10	Rule 8.3 - MELORIO PLC
25-May-10	Rule 8.3 - VT GROUP
26-May-10	DIRECTOR/PDMR SHAREHOLDING
27- May-10	DIRECTOR/PDMR SHAREHOLDING
28-May-10	Rule 8.3 - VT GROUP
28-May-10	DIRECTOR/PDMR SHAREHOLDING
01-Jun-10	Rule 8.3 - BSS GROUP PLC
01-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
02-Jun-10	Rule 8.3 - BSS GROUP PLC
02-Jun-10	Rule 8.3 - VT GROUP
03-Jun-10	Rule 8.3 - BABCOCK INTERNATIONAL
03-Jun-10	Rule 8.3 - BSS GROUP PLC
03-Jun-10	Rule 8.3 - CATTLES
03-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
03-Jun-10	Rule 8.3 - VT GROUP
04-Jun-10	Rule 8.3 - BABCOCK INTERNATIONAL
04-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
09-Jun-10	Rule 8.3 - SCOTT WILSON
10-Jun-10	Rule 8.3 - BABCOCK INTERNATIONAL
10-Jun-10	Rule 8.3 - BSS GROUP PLC
10-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
10-Jun-10	Rule 8.3 - VT GROUP
16-Jun-10	Rule 8.3 - SHED MEDIA PLC
16-Jun-10	Rule 8.3 - PICE PLC
17-Jun-10	Rule 8.3 - ARK THERAPEUTICS
21-Jun-10	Rule 8.3 - ARK THERAPEUTICS
23-Jun-10	Rule 8.3 - BABCOCK INTERNATIONAL
23-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
24-Jun-10	AVIVA PLC 8 3/8% CUMULATIVE IRREDEEMABLE PREF SHARES
24-Jun-10	DIRECTOR/PDMR SHAREHOLDING
28-Jun-10	Rule 8.3 - TRAVIS PERKINS PLC
30-Jun-10	TOTAL VOTING RIGHTS
02-Jul-10	AVIVA BRIEFS INVESTORS ON PROFIT DRIVERS & CAPITAL GENERATION
05-Jul-10	Rule 8.3 - BABCOCK INTERNATIONAL
05-Jul-10	Rule 8.3 - BSS GROUP PLC
05-Jul-10	Rule 8.3 - DANA PETROLEUM
05-Jul-10	Rule 8.3 - SCOTT WILSON
05-Jul-10	Rule 8.3 - SPICE PLC
05-Jul-10	Rule 8.3 - TRAVIS PERKINS PLC
06-Jul-10	Rule 8.3 - BABCOCK INTERNATIONAL
06-Jul-10	Rule 8.3 - BSS GROUP PLC
06-Jul-10	Rule 8.3 - DANA PETROLEUM
06-Jul-10	Rule 8.3 - TRAVIS PERKINS PLC
07-Jul-10	Rule 8.3 - BABCOCK INTERNATIONAL
07-Jul-10	Rule 8.3 - TRAVIS PERKINS PLC
12-Jul-10	Rule 8.3 - DANA PETROLEUM
13-Jul-10	Rule 8.3 0- IDEAL SHOPPING DIRECT
14-Jul-10	Rule 8.3 - BSS GROUP PLC
14-Jul-10	Rule 8.3 - TRAVIS PERKINS PLC
16-Jul-10	Rule 8.3 - BSS GROUP PLC
19-Jul-10	Rule 8.3 - BSS GROUP PLC
22-Jul-10	Rule 8.3 - SSL INTERNATIONAL
26-Jul-10	Rule 8.3 - BSS GROUP PLC
26-Jul-10	DIRECTOR/PDMR SHAREHOLDING
27-Jul-10	Rule 8.3 - BSS GROUP PLC
27-Jul-10	Rule 8.3 - INTEC TELECOM SYSTEMS
28-Jul-10	Rule 8.3 - BSS GROUP PLC
30-Jul-10	Rule 8.3 - BSS GROUP PLC
30-Jul-10	TOTAL VOTING RIGHTS
03-Aug-10	Rule 8.3 - SCOTT WILSON
04-Aug-10	Rule 8.3 - BSS GROUP PLC
04-Aug-10	Rule 8.3 - TRAVIS PERKINS PLC
05-Aug-10	HY 10
05-Aug-10	DIVIDEND DECLARATION
06-Aug-10	Rule 8.3 - BSS GROUP PLC
06-Aug-10	Rule 8.3 - TRAVIS PERKINS PLC
12-Aug-10	Rule 8.3 - SCOTT WILSON
16-Aug-10	ANNOUNCEMENT RE: PRESS SPECULATION
18-Aug-10	Rule 8.3 - DANA PETROLEUM
19-Aug-10	Rule 8.3 - SPICE PLC
19-Aug-10	Rule 8.3 - TRAVIS PERKINS PLC
20-Aug-10	Rule 8.3 - DANA PETROLEUM
23-Aug-10	Rule 8.3 - SCOTT WILSON
24-Aug-10	DIRECTOR/PDMR SHAREHOLDING
26-Aug-10	Rule 8.3 - DANA PETROLEUM CNV BND
26-Aug-10	Rule 8.3 - DANA PETROLEUM CNV BND
26-Aug-10	Rule 8.3 - DANA PETROLEUM CNV BND
27-Aug-10	Rule 8.3 - TRAVIS PERKINS PLC
31-Aug-10	TOTAL VOTING RIGHTS
03-Sep-10	Rule 8.3 - CARLUCCIOS
07-Sep-10	Rule 8.3 - SILENCE THERAPEUTICS
08-Sep-10	Rule 8.3 - SILENCE THERAPEUTICS
10-Sep-10	Rule 8.3 - SHED MEDIA PLC
14-Sep-10	DIRECTOR DECLARATION
15-Sep-10	Rule 8.3 - SHED MEDIA PLC
22-Sep-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
23-Sep-10	Rule 8.3 - TRAVIS PERKINS PLC
24-Sep-10	Rule 8.3 - EVOLUTION GROUP PLC
27-Sep-10	Rule 8.3 - BSS GROUP PLC
27-Sep-10	Rule 8.3 - TRAVIS PERKINS PLC
27-Sep-10	DIRECTOR/PDMR SHAREHOLDING
28-Sep-10	DIRECTOR DECLARATION
28-Sep-10	AVIVA PLC 8 ¾% PREF SHARE DIVIDEND ANNOUNCEMENT
29- Sep-10	AVIVA 2010 INTERIM DIVIDEND SCRIP PRICE
29-Sep-10	DIRECTOR/PDMR SHAREHOLDING
30-Sep-10	TOTAL VOTING RIGHTS
01-Oct-10	Rule 8.3 - SILENCE THERAPEUTICS
01-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
01-Oct-10	Rule 8.3 - SILENCE THERAPEUTICS
01-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
04-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
05-Oct-10	DIRECTOR DECLARATION
06-Oct-10	Rule 8.3 - BSS GROUP PLC
06-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
06-Oct-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
07-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
07-Oct-10	ANALYST EVENT & DATE CHANGE OF Q3 IMS
08-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
08-Oct-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
11-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
12-Oct-10	Rule 8.3 - SPICE PLC
20-Oct-10	Rule 8.3 - BLACKS LEISURE
20-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
20-Oct-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
25-Oct-10	Rule 8.3 - TRAVIS PERKINS PLC
26-Oct-10	DIRECTOR/PDMR SHAREHOLDING
01-Nov-10	ANNUAL UPDATE OF AVIVA'S £5 BILLION EURO NOTE PROGRAMME
05-Nov-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
10-Nov-10	DIRECTOR DECLARATION
10-Nov-10	AVIVA BUYS OUT MINORITY INTEREST IN SEV
11-Nov-10	2011 FINANCIAL AND PROVISIONAL DIVIDEND CALENDAR
11-Nov-10	DIRECTOR/PDMR SHAREHOLDING
12-Nov-10	Rule 8.3 - TRAVIS PERKINS PLC
17-Nov-10	DIRECTOR/PDMR SHAREHOLDING
17-Nov-10	DIRECTOR/PDMR SHAREHOLDING
17-Nov-10	DIRECTOR/PDMR SHAREHOLDING
17-Nov-10	DIRECTOR/PDMR SHAREHOLDING
18-Nov-10	Rule 8.3 - TRAVIS PERKINS PLC
22-Nov-10	Rule 8.3 - BTG PLC
24-Nov-10	DIRECTOR/PDMR SHAREHOLDING
24-Nov-10	Rule 8.3 - SPICE PLC
26-Nov-10	Rule 8.3 - BTG PLC
30-Nov-10	TOTAL VOTING RIGHTS
07-Dec-10	Rule 8.3 - MOUCHEL PLC
07-Dec-10	Rule 8.3 - TRAVIS PERKINS PLC
08-Dec-10	Rule 8.3 - BTG PLC
08-Dec-10	Rule 8.3 - DE LA RUE
08-Dec-10	Rule 8.3 - IDEAL SHOPPING DIRECT
08-Dec-10	Rule 8.3 - LAVENDON GROUP PLC
08-Dec-10	Rule 8.3 - MOUCHEL PLC
08-Dec-10	Rule 8.3 - SILENCE THERAPEUTICS
08-Dec-10	Rule 8.3 - TRAVIS PERKINS PLC
08-Dec-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
08-Dec-10	DIRECTOR/PDMR SHAREHOLDING
08-Dec-10	DIRECTOR/PDMR SHAREHOLDING
09-Dec-10	Rule 8.3 - SILENCE THERAPEUTICS
09-Dec-10	Rule 8.3 - TRAVIS PERKINS PLC
13-Dec-10	Rule 8.3 - ASSURA GROUP
13-Dec-10	Rule 8.3 - TRAVIS PERKINS PLC
14-Dec-10	Rule 8.3 - ASSURA GROUP
14-Dec-10	Rule 8.3 - DE LA RUE
14-Dec-10	Rule 8.3 - TRAVIS PERKINS PLC
16-Dec-10	Rule 8.3 - ASSURA GROUP
16-Dec-10	DIRECTOR DECLARATION
23-Dec-10	Rule 8.3 - ASSURA GROUP
23-Dec-10	Rule 8.3 - MOUCHEL PLC
23-Dec-10	Rule 8.3 - NORKOM GROUP PLC
23-Dec-10	DIRECTOR/PDMR SHAREHOLDING
30-Dec-10	Rule 8.3 - WELLSTREAM HOLDINGS PLC
31-Dec-10	TOTAL VOTING RIGHTS
05-Jan-11	Rule 8.3 - ASSURA GROUP
06-Jan-11	Rule 8.3 - ASSURA GROUP
06-Jan-11	Rule 8.3 - BTG PLC
06-Jan-11	Rule 8.3 - DE LA RUE
06-Jan-11	Rule 8.3 - LAVENDON GROUP PLC
07-Jan-11	Rule 8.3 - ASSURA GROUP
10-Jan-11	Rule 8.3 - ASSURA GROUP
11-Jan-11	Rule 8.3 - ASSURA GROUP
11-Jan-11	DIRECTOR/PDMR SHAREHOLDING
12-Jan-11	Rule 8.3 - ASSURA GROUP
12-Jan-11	Rule 8.3 - BTG PLC
12-Jan-11	Rule 8.3 - DE LA RUE
12-Jan-11	Rule 8.3 - TRADING EMISSIONS
13-Jan-11	Rule 8.3 - ASSURA GROUP
13-Jan-11	Rule 8.3 - BTG PLC
13-Jan-11	Rule 8.3 - DE LA RUE
13-Jan-11	Rule 8.3 - LAVENDON GROUP PLC
13-Jan-11	Rule 8.3 - MOUCHEL PLC
13-Jan-11	Rule 8.3 - WELLSTREAM HOLDINGS PLC
14-Jan-11	Rule 8.3 - BTG PLC
14-Jan-11	Rule 8.3 - LAVENDON GROUP PLC
14-Jan-11	Rule 8.3 - MOUCHEL PLC
17-Jan-11	Rule 8.3 - ASSURA GROUP
18-Jan-11	Rule 8.3 - ASSURA GROUP
18-Jan-11	Rule 8.3 - MINERVA
19-Jan-11	Rule 8.3 - ASSURA GROUP
19-Jan-11	Rule 8.3 - DE LA RUE
19-Jan-11	AVIVA PLC 8 3/8% CUMULATIVE IRREDEEMABLE PREF SHARES
19-Jan-11	AVIVA MANAGEMENT CHANGES
19-Jan-11	RESIGNATION OF DIRECTOR - A MONETA
20-Jan-11	Rule 8.3 - ASSURA GROUP
20-Jan-11	AVIVA BRIEFS INVESTORS ON ITS BALANCE SHEET
20-Jan-11	AVIVA'S PRESENTATION ON QUALITY OF BALANCE SHEET
21-Jan-11	Rule 8.3 - BTG PLC
25-Jan-11	Rule 8.3 - BTG PLC
26-Jan-11	Rule 8.3 - BTG PLC
26- Jan- 11	DIRECTOR/PDMR SHAREHOLDING
27-Jan-11	Rule 8.3 - BTG PLC
27-Jan-11	Rule 8.3 - MINERVA
27-Jan-11	Rule 8.3 - MOUCHEL PLC
31-Jan-11	Rule 8.3 - NORKOM GROUP PLC
31-Jan-11	TOTAL VOTING RIGHTS
02-Feb-11	Rule 8.3 - NORKOM GROUP PLC
03-Feb-11	Rule 8.3 - CAVANAGH GROUP PLC
03-Feb-11	APPOINTMENT OF IGAL MAYER AS DIRECTOR
09-Feb-11	Rule 8.3 - ANTISOMA PLC
09-Feb-11	DIRECTOR DECLARATION
15-Feb-11	Rule 8.3 - TOLUNA
17-Feb-11	Rule 8.3 - ASSURA GROUP
18-Feb-11	Rule 8.3 - MINERVA
21-Feb-11	Rule 8.3 - MINERVA
24-Feb-11	DIRECTOR/PDMR SHAREHOLDING
28-Feb-11	TOTAL VOTING RIGHTS
01-Mar-11	Rule 8.3 - MINERVA
03-Mar-11	AVIVA PLC 8 ¾% CUMULATIVE IRREDEEMABLE PREF SHARES
03-Mar-11	AVIVA 2010 DIVIDEND DECLARATION
15-Mar-11	DIRECTOR/PDMR SHAREHOLDING
16-Mar-11	HOLDINGS IN COMPANY
21-Mar-11	DIRECTOR/PDMR SHAREHOLDING
23-Mar-11	Rule 8.3 - ANTISOMA PLC
23-Mar-11	Rule 8.3 - IDEAL SHOPPING DIRECT
23-Mar-11	Rule 8.3 - MOUCHEL PLC
24-Mar-11	Rule 8.3 - MOUCHEL PLC
24-Mar-11	DIRECTOR/PDMR SHAREHOLDING
24-Mar-11	ANNUAL FINANCIAL REPORT

2.
During the period the following documents were filed with the Registrar of Companies. Copies of these documents may be obtained from the Companies House website www.companieshouse.gov.uk or from Companies House, Crown Way, Maindy, Cardiff  CF14 3UZ.

Date Published	Description of Form
14-Apr-10	STATEMENT OF CAPITAL
16-Apr-10	STATEMENT OF CAPITAL
13-May-10	DIRECTOR'S CHANGE OF PARTICULARS/MR PATRICK REGAN
17-May-10	REPORT & ACCOUNTS AS AT 31/12/2009
18-May010	STATEMENT OF COMPANY'S OBJECTS
18-May-10	NEW ARTICLES OF ASSOCIATION
18-May-10	AGM RESOLUTIONS
25-May-10	DIRECTOR'S CHANGE OF PARTICULARS/MR ANDREW MOSS
01-Jun-10	ANNUAL RETURN - BULK LIST
02-Jun-10	STATEMENT OF CAPITAL
07-Jul-10	STATEMENT OF CAPITAL
11-Aug-10	STATEMENT OF CAPITAL
27-Sep-10	STATEMENT OF CAPITAL
04-Nov-10	ANNUAL RETURN WITH FULL LIST
16-Nov-10	STATEMENT OF CAPITAL
19-Nov-10	STATEMENT OF CAPITAL
09-Dec-10	STATEMENT OF CAPITAL
22-Dec-10	RESIGNATION OF EDWARD GRAHAM JONES AS SECRETARY
22-Dec-10	APPOINTMENT OF KIRSTINE COOPER AS SECRETARY
05-Jan-11	STATEMENT OF CAPITAL
28-Jan-11	STATEMENT OF CAPITAL
28-Jan-11	RESIGNATION OF DIRECTOR /ANDREA MONETA
03-Feb-11	APPOINTMENT OF DIRECTOR /IGAL MAYER
07-Feb-11	STATEMENT OF CAPITAL

3.
During the period, the following documents have been submitted to the United Kingdom Listing Authority (UKLA). These are available for inspection at www.hemscott.com/nsm.do , the National Storage Mechanism which acts as the official mechanism for the storage of regulated information in the UK on behalf of UKLA.

Date Filed	Document
29-Oct-10	AVIVA PLC : PUBLICATION OF PROSPECTUS
13-Apr-11	PUBLICATION OF CIRCULAR, NOTICE OF EGM AND ANCILLARY DOCUMENTS IN RELATION TO THE DELTA LLOYD PARTIAL DISPOSAL
24-Mar-11	2010 ANNUAL REPORT AND ACCOUNTS & 2010 ANNUAL REPORT ON FORM 20-F

4.
During the period the following documents were filed with the Securities and Exchange Commission in compliance with the Company's obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depository Shares listed on the New York Stock Exchange. Full details of documents published can be viewed on Securities and Exchange Commission website www.sec.gov.

Date Published	Description of Form
24/03/2010	DIRECTOR/PDMR SHAREHOLDING
24/03/2010	DIRECTOR/PDMR SHAREHOLDING
24/03/2010	NOTICE OF AGM
30/03/2010	ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS 20-F
31/03/2010	DIRECTOR/PDMR SHAREHOLDING
31/03/2010	DIRECTOR/PDMR SHAREHOLDING
31/03/2010	AVIVA SCRIP DIVIDEND SCHEME
31/03/2010	AVIVA SCRIP DIVIDEND SCHEME
31/03/2010	AVIVA SCRIP DIVIDEND SCHEME
31/03/2010	AVIVA SCRIP DIVIDEND SCHEME
31/03/2010	TOTAL VOTING RIGHTS
31/03/2010	AVIVA SCRIP DIVIDEND SCHEME
01/04/2010	DIRECTOR DECLARATION
13/04/2010	ANNUAL INFORMATION UPDATE
19/04/2010	MAJOR INTEREST IN SHARES
26/04/2010	DIRECTOR/PDMR SHAREHOLDING
28/04/2010	RESULT OF AGM
11/05/2010	DIRECTOR/PDMR SHAREHOLDING
11/05/2010	Q1 2010 IMS
12/05/2010	ADDITIONAL LISTING
17/05/2010	DIRECTOR/PDMR SHAREHOLDING
17/05/2010	DIRECTOR/PDMR SHAREHOLDING
17/05/2010	DIRECTOR/PDMR SHAREHOLDING
17/05/2010	DIRECTOR/PDMR SHAREHOLDING
19/05/2010	DIRECTOR/PDMR SHAREHOLDING
19/05/2010	DIRECTOR/PDMR SHAREHOLDING
26/05/2010	DIRECTOR/PDMR SHAREHOLDING
27/05/2010	DIRECTOR/PDMR SHAREHOLDING
28/05/2010	TOTAL VOTING RIGHTS
24/06/2010	PREFERENCE DIVIDEND PAYMENT
24/06/2010	DIRECTOR/PDMR SHAREHOLDING
30/06/2010	TOTAL VOTING RIGHTS
02/07/2010	AVIVA BRIEFING: CAPITAL, CASH AND PROFITS
26/07/2010	DIRECTOR/PDMR SHAREHOLDING
30/07/2010	TOTAL VOTING RIGHTS
05/08/2010	DIVIDEND DECLARATION
05/08/2010	HY 2010
16/08/2010	STATEMENT RE PRESS COMMENT
24/08/2010	DIRECTOR/PDMR SHAREHOLDING
31/08/2010	TOTAL VOTING RIGHTS
14/09/2010	DIRECTOR DECLARATION
27/09/2010	DIRECTOR/PDMR SHAREHOLDING
28/09/2010	DIRECTOR DECLARATION
28/09/2010	DIRECTOR DECLARATION
29/09/2010	DIRECTOR/PDMR SHAREHOLDING
29/09/2010	AVIVA SCRIP DIVIDEND SCHEME
30/09/2010	TOTAL VOTING RIGHTS
05/10/2010	DIRECTOR DECLARATION
07/10/2010	ANALYST EVENT AND DATE CHANGE FOR Q3
26/10/2010	DIRECTOR/PDMR SHAREHOLDING
02/11/2010	Q3 2010 IMS
10/11/2010	AVIVA BUYS OUT MINORITY INTEREST IN SEV
10/11/2010	DIRECTOR DECLARATION
12/11/2010	2011 FINACIAL AND PROVISIONAL DIVIDEND CALENDAR
12/11/2010	DIRECTOR/PDMR SHAREHOLDING
17/11/2010	DIRECTOR/PDMR SHAREHOLDING
17/11/2010	DIRECTOR/PDMR SHAREHOLDING
17/11/2010	DIRECTOR/PDMR SHAREHOLDING
17/11/2010	DIRECTOR/PDMR SHAREHOLDING
24/11/2010	DIRECTOR/PDMR SHAREHOLDING
30/11/2010	TOTAL VOTING RIGHTS
08/12/2010	DIRECTOR/PDMR SHAREHOLDING
08/12/2010	DIRECTOR/PDMR SHAREHOLDING
16/12/2010	DIRECTOR DECLARATION
23/12/2010	DIRECTOR/PDMR SHAREHOLDING
04/01/2011	TOTAL VOTING RIGHTS
12/01/2011	DIRECTOR/PDMR SHAREHOLDING
19/01/2011	DIRECTORATE CHANGE
19/01/2011	DIRECTORATE CHANGE
19/01/2011	DIVIDEND DECLARATION - PREFERENCE
20/01/2011	AVIVA PRESENTATION ON QUALITY OF BALANCE SHEET
20/01/2011	AVIVA PBRIEFS INVESTORS ON BALANCE SHEET
26/01/2011	DIRECTOR/PDMR SHAREHOLDING
31/01/2011	TOTAL VOTING RIGHTS
03/02/2011	APPOINTMENT OF IGAL MAYER
09/02/2011	DIRECTOR DECLARATION
24/02/2011	DIRECTOR/PDMR SHAREHOLDING
28/02/2011	TOTAL VOTING RIGHTS
03/03/2011	DIVIDEND DECLARATION
03/03/2011	FY10
15/03/2011	DIRECTOR/PDMR SHAREHOLDING
16/03/2011	HOLDINGS IN COMPANY
21/03/2011	DIRECTOR/PDMR SHAREHOLDING
24/03/2011	ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS 20-F

For further information, please contact Lyla Spencer, Group Secretarial & Legal, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3 DQ, telephone: (020) 7662 8137, e-mail: lyla.spencer@aviva.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary